Filed pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement No. 333-182722

July 17, 2012

Contact:

Patrick Pedonti

Chief Financial Officer

Tel: +1-860-298-4738

E-mail: InvestorRelations@sscinc.com

SS&C Announces Sale of Common Stock by The Carlyle Group

WINDSOR, CT – July 17, 2012 - SS&C Technologies Holdings, Inc. (NASDAQ: SSNC) today announced a public offering of its common stock. The size of the offering is 7,000,000 shares of common stock offered by investment funds affiliated with The Carlyle Group. Upon completion of the offering, investment funds affiliated with The Carlyle Group will own approximately 27.37% of the common stock of SS&C Holdings. The offering is expected to close and settle on July 23, 2012. The company will not receive any of the proceeds from the offering of shares by the selling stockholders.

Citigroup is acting as the sole underwriter for the offering.

A shelf registration statement (including a prospectus) relating to the offering of the common stock has been filed with the U.S. Securities and Exchange Commission and become effective. Before investing, you should read the prospectus and other documents filed with the Securities and Exchange Commission for information about SS&C Technologies Holdings, Inc. and this offering. A copy of the prospectus may be obtained from Citigroup, Brooklyn Army Terminal, 140 58th Street, Brooklyn, NY 11220 (Tel: 800-831-9146).

This press release shall not constitute an offer to sell or the solicitation of any offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such jurisdiction.